News for Immediate Release

Electrovaya to participate at MODEX 2022 on March 28-31 in Atlanta, GA

Toronto, Ontario - March 16, 2022 - Electrovaya Inc. (TSX: EFL; OTCQB: EFLVF), a lithium-ion battery manufacturer with differentiated intellectual property that allows heightened safety and superior longevity enabling industry-leading performance, is participating in MODEX 2022 to exhibit its Lithium-ion ceramic technology and battery solutions for the material handling industry. The trade show is occurring from March 28-31, 2022 at Georgia World Congress Center in Atlanta, GA.

Electrovaya will exhibit its lithium ion battery system product line, which is currently powering several thousand Material Handling Electric Vehicles and Automated Guided Vehicles. Electrovaya's batteries deliver powerful solutions for companies in manufacturing, e-commerce, retail, distribution, supply chain logistics and commercial transportation sectors.

Electrovaya invites attendees of the MODEX 2022 conference and exhibition to visit Electrovaya at booth B6651. To set up meetings directly with Electrovaya's team at MODEX 2022, please email sales@electrovaya.com

MODEX is one of the largest expositions in North America for manufacturing and supply chain professionals, with exhibitors demonstrating their material handling, manufacturing, and logistics equipment and technologies. MODEX will feature over 850 exhibits, 160 educational sessions and 4 keynotes. For more information and to register for free admission to attend MODEX 2022, visit modexshow.com. MODEX allows attendees to connect, learn, and meet with new contacts and discover the latest trends in the material handling industry.

Investor and Media Contact:

Jason Roy

Director, Investor Relations & Communication

Electrovaya Inc. / 905-855-4618 / jroy@electrovaya.com / www.electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying the safest and longest-lasting lithium-ion batteries. Electrovaya, a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.